Form 5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES
BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL
OMB Number: 3235-0362
Expires: January 31, 2005
[ ]	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instructions 1(b).	Estimated average burden hours per response. . . 1.0
[ ]	Form 3 Holdings Reported
[ ]	Form 4 Transactions Reported
1. Name and Address of Reporting Person* Shara, Thomas J.	2. Issuer Name and Ticker or Trading Symbol Hudson United Bancorp (HU)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director ___ 10% Owner _X_ Officer (give title below) ___ Other (specify below) Executive Vice President
(Last) (First) (Middle) 92 Frost Court	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 01/07/2003
(Street) Wyckoff, NJ 07481		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Hudson United Bancorp - Common Stock								22,490.733	I	total 401K
Hudson United Bancorp - Common Stock								65,074	D
Hudson United Bancorp - Common Stock								7,900	I	(1)
Hudson United Bancorp - Common Stock								51,746	I
Hudson United Bancorp - Common Stock								147,210.73		Total
* If the form is filed by more than one reporting person, see instruction 4(b)(v).	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 2270 (9-02)
FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Hudson United Bancorp								08/28/1998	11/19/2007	Stock Options		$28.972	6,768	I	(1)
Hudson United Bancorp								08/28/1998	11/19/2007	Stock Options		$28.979	4,900	D	Options
Hudson United Bancorp								03/22/2004	03/22/2009	Stock Options		$29.127	113	D	Options
Hudson United Bancorp								**	12/06/2011	Stock Options		$27.46	12,000	I	(1)
Hudson United Bancorp								**	08/07/2012	Stock Options		$27.39	12,000	I	(1)
Explanation of Responses:

**1/3 after 3rd year; 1/3 after 4th year; 1/3 after 5th year
(1) transferred options and restricted shares toa limited partnership of which the reporting person and his wife are the sole general partners and the sole limited partners.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Thomas Shara **Signature of Reporting Person	01/07/2003 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2